UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934

                               28









                    CASINOBUILDERS.COM, INC.
     (Exact name of registrant as specified in its charter)







Nevada                                            88-0343834
(State of organization) (I.R.S. Employer Identification No.)

2110 Vickers Drive, Suite 100, Colorado Springs, CO 80918
(Address of principal executive offices)

Registrant's telephone number, including area code (888) 288-7506

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common Stock, par value $0.001 per share


ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

CasinoBuilders.com, Inc. (the "Company") is a Nevada corporation formed on August 23, 1995 as Magic Lantern Group, Inc. On May 13, 1999, the Company changed its name to CasinoBuilders.com, Inc. Its principal place of business is located at 2110 Vickers Drive, Suite 100, Colorado Springs, CO 80918.

On October 20, 1995, the Company issued 20,000 shares of its stock to each of its three initial officers and directors for a total consideration of $1,500.00 cash. On July 3, 1996, the Company once again sold 1,000 shares of its stock to its three initial officers and directors for a total of $1,099.98 cash. Between May 7, 1997 and May 15, 1997, the Company sold 100,000 shares pursuant to Rule 504.

On March 3, 1998, the Company underwent a forward stock split on a 30:1 basis, increasing the number of issued and outstanding shares to 4,890,000. The Company then cancelled 1,890,000 shares of its common stock, resulting in 3,000,000 shares of common stock issued and outstanding. On May 13, 1999, the Company's stock underwent a forward stock split on a 2:1 basis, resulting in 6,000,000 shares of its stock issued and outstanding.

On May 28, 1999, the Company issued a total of 7,000,000 shares of stock for a total consideration of $100,000 to four companies and the two officers of the Company. During the month of August 1999, the Company issued a total of 290,000 shares to two individuals for services rendered or to be rendered to the Company.

On September 28, 1999, the Company issued 125,000 shares to Team Lost Boy BV, Amsterdam, The Netherlands, for the exclusive global marketing rights to their Avatar gaming platform software. The Company thenW commissioned the rights to produce and develop the software to Lost Boys Interactive B.V., a private limited liability company with its registered and business offices at Herengracht 410 in (1017 BX) Amsterdam, the Netherlands.

On  October 11, 1999, the Company issued a total of 984,000 to  8
individuals   and   two   companies  for  various   services   or
acquisitions for the Company. On November 4, 1999, the Company issued 350,000 shares to an individual under Rule 504.

On November 17, 1999, the Company issued a total of 2,310,723 shares to 3 individuals and two companies for various services or acquisitions for the Company. Of these 125,000 shares were issued to Team Lost Boys as additional consideration for the exclusive global marketing rights of the gaming platform software. On November 21, 1999, the Company issued a total of 200,000 shares to two individuals. On November 29, 1999, the Company cancelled 700,476 shares of its stock and re-issued 453,431 shares to one individual.

In July, 1999, the Company issued a 1% Series A Senior Subordinated Convertible Redeemable Debenture in the amount of $600,000 to ZZG Holdings. During August 1999 and November 1999, the Company issued a total of 334,434 shares of its stock in exchange for conversion of $150,000 worth of the debentures.

                      GENERAL BUSINESS PLAN

The Company was originally organized for the purpose of providing consultants and managers to the Restaurant, Bar, Nightclub and Gaming industries in southern Nevada. The Company intended to recruit top managers from this industry, who in turn would use their expertise in opening new restaurants, bars, taverns, nightclubs and small casinos for individuals and corporations who were new to the area. The Company was not able to raise sufficient funding to pursue that objective, and therefore abandoned its original business plan and focused its primary activity in seeking a company or companies with whom it could merge or acquire.

When the Company changed its name on May 13, 1999, it changed its focus to providing comprehensive consulting and management services to the Internet gaming industry. The Company will assist clients acquire or build Internet casinos. Much of the Company's plans are in the conceptual stage only, although it made the first commercial sale of its software in September 1999.

The Company is an Internet marketing and operational services company focused on the burgeoning Internet gaming industry. The Company's revenues are derived from providing operational services, software and support to existing and new operators of Internet casinos.

The Company will derive revenue from a number of sources, including web site development, entertainment content delivered by means of software licensing, marketing, advertising placement and operational services. The Company presently has a Letter of Intent from an international company to provide these services to a group of operating Internet casinos whose revenue is in excess of $40 million. A number of other Letters of Intent are pending.

The Company is presently completing Internet gaming and entertainment software sales to international companies under various agreements including its agreement with Lost Boys
Interactive of the Netherlands. Under the terms of that agreement, the Company will market various 3-D multimedia entertainment applications of the Lost Boys gaming Platform to the Internet portal communities, Internet gaming operators and advertising industries. Through its planned "gamblersportal.com" web site, CasinoBuilders.com will present a high-impact, dynamic, interactive Internet information portal serving the online community in the global gaming and entertainment market. Amsterdam-based Lost Boys Interactive B.V. will provide the technological research and development as well as "leading edge" on-line gaming and entertainment technology in customized applications for the global market. Founded in 1993, Lost Boys has produced more than 200 multimedia titles, winning numerous international prizes. The first joint `flagship' project commissioned by the Company is an Avatar (a 3-D manifestation in cyberspace) based entertainment technology with innovative application to online gaming casinos. Advanced Avatar technology, such as that produced by Lost Boys Interactive B.V., enables both new content and advertising delivery channels as well as client retention through interactive chat and realistic "personalized" participation.

The Company designed and opened its first web site to promote Internet gaming in Panama on July 16, 1999. The Company will derive revenues under a management contract for a combination of operational and marketing services provided from its Panama site. Under a similar agreement the Company expects to promote an Israeli Internet casino site shortly.

                       Business of Issuer

The Company provides innovative services designed to provide client segmented or turnkey solutions to the Internet entertainment industry. These include e-commerce, licensing, hosting, marketing, and operational support services in an "off-shore" environment. Leveraging both our infrastructure and our exclusive technologies, the Company plans to introduce new, innovative and entertaining e-commerce systems to the world.

The Company chooses to sequence its markets to build and grow a significant and profitable ".com" company within three years. Entering the Internet entertainment industry through the underserved, and high growth segment of "E-Casinos", the Company will aggressively expand through three additional "E" sectors:

     E-Casinos - The Company is one of the first to market comprehensive turnkey marketing and support services for Internet casino entrepreneurs. Offering exclusive and innovative technological and marketing solutions, the Company's goal is to establish itself as the premier and most comprehensive services company in the industry. Management expects the current fragmented, entrepreneurial industry to begin consolidating within twelve months. The Company has positioned itself to lead this consolidation.

     E-Gaming  -  Our  strategic  technological  alliances,   and
     Internet communications and infrastructure, facilitate easy entry into non-gambling Global Gaming Malls. Beyond today's one-dimensional website based, cyber-malls will offer Avatar-based chat and worldwide play, with local, national and
     international   competitions.  These  malls   will   provide
     excellent  global  advertising  opportunities  to   targeted
     market segments.

     E-Marketing - The Company will offer small businesses and corporations the opportunity to enhance their Internet presence and attract consumers through a clever variation of the proven E-Gaming technology. Introducing mass customization of their message through chat rooms, presentations, research information, and e-commerce, businesses electing to reach consumers directly will offer the web's first truly entertaining and "sticky" shopping experience. The Company will offer multi-lingual, inexpensive but effective marketing solutions to the Global Internet business community.

     E-Commerce - Combining the above three "E-Sectors" into a community of commerce in an "off-shore" environment is Management's destination strategy. Management envisions a "3-D street" that a user could visit and walk through as an electronic Avatar "character". After selecting a character of choice, and providing basic e-commerce information you
     join  other  global  Avatars  in  an  interactive  city   of
     entertainment and shopping. You can meet friends from anywhere in the world in the parks, or you may wish to enter any of the stores to shop or purchase goods. Entertainment for all ages is available throughout the "city" including casinos, gaming, movies and music. This new e-commerce experience will operate in both cyberspace and a land-based "off-shore" commerce environment.

Internet Growth

The number of Internet users around the world is constantly growing. The Computer Industry Almanac reported that by the year 2000, 327 million people around the world are expected to have Internet access. The top 15 countries will account for nearly 82% of these worldwide Internet users (including business, education, and home Internet users). By the year 2000 there will be 25 countries where over 10% of the population will be Internet users (as of April 12, 1999).

In January 1999, Nua reported that there are 151 million users accessing the Internet in The World (Source - International
Communications-Headcount.com).

Management believes the Internet is big and growing. According to Hard Copy, the number of people on the Internet doubles every 60 days. Management also believes that gambling is a perpetual market, one that has been with us for centuries. The Company will globally serve the transition of the gaming industry to the convenient and rapidly expanding Internet e-commerce forum. It is the confluence of these two giant market forces that provides dramatic market potential.

E-Commerce Growth

"The results of a new study reveal that revenue generated by Internet businesses is larger than all previous estimates:
Internet businesses contributed a staggering $300 billion in U.S. revenue and 1.2 million jobs in 1998. Internet e-commerce is mushrooming at a rate much faster than previously expected the report said, finding that in 1998 total e-commerce exceeded $102 billion for U.S. based-companies." - 6/10/99 E-Commerce Guide

A  May, 1999, report by the British market research firm Fletcher
Research has found that European e-commerce will come into its own in the next century. Fletcher estimates the UK market will be worth 3 billion by 2003.

Online commerce with consumers is something new to Europeans. Frost & Sullivan research said that 92 percent of the e-commerce transactions in Europe in 1997 were of the business-to-business variety. The same report by Frost & Sullivan also predicted e-commerce revenue in Europe to reach $8 billion by 2004.

E-commerce in Latin America will generate $8 billion in 2003, up from $170 million in 1998, according to IDC, and the majority of the sales will come from business-to-business transaction. Business-to-business sales will represent $6.1 billion of the total revenue, while consumer sales will account for $1.9 billion.

Internet Gaming Growth

According  to  Datamonitor, online gambling  turnovers  have  the potential  to  dwarf those of other interactive  services.  These turnovers tap into an existing traditional gambling market (handle) valued at over $700 billion in Europe and the US alone. Casinos, lotteries and sports books dominate the new market.
Customers with an Internet connection and a credit card can gamble from literally anywhere in the world. With the most successful gaming services turning over bets of more than $1 million per week, the current market value of Internet gaming stocks of $600 million is just the tip of the iceberg. Date:
February 8, 1999

The 1998 Casino & Gaming Business Market Research Handbook predicts that the Internet gaming market could reach from $100 billion to $200 billion in annual revenues by 2005. Date:
November 1998. The Company is well positioned to participate in this historic growth, taking the position of market leader, and creating a truly exceptional opportunity for return to its investors.

The Company announced that it would introduce gamblersportal.com, an information-centric portal and Internet community, to produce a vertical destination where customers have access to information they require in the burgeoning Internet gaming marketplace. The gamblersportal.com project will be a "market sensitive" Internet showcase for exciting new interactive technology, including Avatar-based interactive technology.

Value-added products to attract and retain players at Internet casinos will be provided during the 3rd quarter of 1999. The
Company has designed a player "loyalty awards" program for the Internet gaming industry, featuring major sports event awards, as well as traditional travel and vacation awards. The Program will attract and retain players to the Internet casinos enrolled in the program.

                           Competition

There are currently several competitors for the licensing of Internet gaming software: including MicroGaming, Atlantic International Entertainment, Ltd., Chartwell Technology, Inc., Cryptologic, Inc., and Boss Media AB. In Management's opinion, none of these competitors currently offer the possibility of a business to business solution that includes casino licensing, software, e-commerce and Internet hosting from a single source. The online and interactive wagering and e-commerce market is new and rapidly changing. The Company anticipates that competition will become more intense and that new companies will enter the market. Worldwide, several Internet and interactive ventures of various kinds have been announced. The Company expects to compete with these entities, as well as with other established gaming and e-commerce companies, which may enter the interactive gaming entertainment and e-commerce market. To remain competitive, the Company may have to reduce the cost of its products and services, which may negatively affect profitability.

The Company believes that potential new competitors, include large interactive and online software companies, media companies, and gaming companies, , may increase their focus on the interactive wagering market. Competition is influenced by the timing of competitive product and services releases and the similarity of such products or services to those of the Company, which may result in significant price competition or reduced profit margins.

The Company also anticipates that significant overseas competition will emerge. This may eventually result in additional competition as these overseas competitors expand into the United States or as the Company expands internationally. Specifically, several well-capitalized Australian media and gaming companies are already developing systems and services similar to the Company.

Indirect competition may, in time, come from the "Land Based" casino industry, although at this time, this portion of the industry is restrained from direct Internet participation because they fear jeopardizing their existing regulated legal status with participation in a currently unregulated industry. When regulations, which the Company supports, are enacted, the Company will be in a targeted position for acquisition, which will be an attractive benefit to our stockholders.

The Company will generally compete for customers with Internet portal companies (Yahoo, Alta Vista, etc.) and company specific e-commerce sites, but believes its offerings to be complementary.
The   Company's  entertaining  e-commerce  solutions  will  offer existing companies the ability to extend and expand their existing e-commerce investments into additional markets as well as enable their ability to operate in an offshore environment if they so choose.

              Strategic Acquisitions and Alliances

Since  the  Company's  change  in  business  plan  in  May  1999,
Management has focused on building the Company's operating infrastructure and establishing key strategic alliances in preparation for a fourth quarter market launch. Key actions are:

  Avatar Gaming Software - A strategic alliance exists with Lost Boys Interactive, an Amsterdam based software developer which provides both an established "world-class" gaming platform and Avatar technology for extension throughout the Company's growth sectors. The Company has exclusive global marketing rights for their Avatar based casino gaming platform.

  The  terms  of  the  alliance has been  described  above.  (see
  "Business Background")

  Penny Bingo Software - The Company has obtained the exclusive global marketing rights for the Internet gaming industry from The HomeBingo Network, Inc. (THBN), a Pittsburgh, PA based software developer. This "bingo-like" game, designed for speedy Internet play, is available in both a free play and International wagering version.

  Under the terms of the agreement, THBN will transfer its registered Domain "Pennybingo.com" to the Company for the payment of 10,000 shares of common stock. THBN will also provide the requirements of a fully configured Internet server to the Company who will arrange for this server to be purchased and installed in Curacao at its own cost. The server will contain a "free play" version and "cash play" version of "Penny Bingo".

  The Company will have exclusive rights as long as the Company pays the sum of $5,000 to THBN for the initial software sub-license and collects a monthly software license fee of $10,000 for each sub-license of the product, of which the Company must remit $5,000 per month to THBN. If the operators' net win exceeds $40,000 for three consecutive months, the Company will charge the operator $15,000 per month and remit $7,500 to THBN. If the operator's net win exceed $80,000 per month for three consecutive months, the company will charge the operator $20,000 per month and remit $10,000 to THBN.

  Internet Gaming Licenses - An agreement has been signed with Futurenet Holdings Ltd., which owns all the outstanding shares of Cyberluck, Curacao N.V. and has the authority to deliver all of the outstanding shares of Conet N.V. and Global Cash N.V. This agreement allows the Company to acquire Cyberluck, a Netherlands Antilles company who is the holder of a Master License for Internet Gaming in the Netherlands Antilles. As many local Caribbean "licensing" operations come under scrutiny and political pressures, the unique master license the Company administers in Curacao provides legitimate, responsible licensing protection, supervision, and security to all contracted casino operators. This master license enables the Company to issue unlimited licenses to future casino owners who pass the Company's rigid investigatory process.

  Internet Hosting and Communications - An agreement has been signed to acquire CONET, Inc. a Curacao Netherlands Antilles based Internet Service Provider (ISP) providing Internet connectivity directly at the Curacao government's communication complex located at the foot of their Earth station. This unique, exclusive arrangement will be enhanced as the government updates their communications to fiber in the third quarter in 1999, allowing the Company to have the best and fastest Internet communications in the industry. Current Conet bandwidth utilization is only 5% of its current capability. This gives the Company the capacity necessary to support our future strategic growth while offering the fastest failure-free communications in the Caribbean.

  Internet Merchant Account Processing - An agreement has been signed to acquire Global Cash, Inc. a Curacao Netherlands Antilles based Internet merchant gateway for e-commerce transactions. Its primary focus has been high volume Internet gaming casinos, however its strategic plans and offshore banking relationships complement the Company's expansion into Internet based, offshore e-commerce business.

  Under  the  terms  of  the agreement, the shares  of  Cyberluck
  Conet and Global Cash will be transferred upon receipt of $900,000. $650,000 has been paid to date.

  Internet "Incentive Awards" Program - The Company has obtained from Fennell Promotions, Atlanta, GA., the exclusive global marketing rights to the "E-Players Club" program for the Internet gaming industry Similar to frequent traveler awards, this program builds clients and loyalty for Internet casino owners by awarding a "point" for every dollar wagered. The Company may also extend this program into all future Internet e-commerce ventures.

  Under the terms of the agreement, Fennell and the Company will partner to market the "Supreme Privileges Awards Program" to the Internet Gaming industry under the brand "E-Players Club". Fennell will provide the Company with unique web access to "Supreme Privileges", program training materials, exclusive marketing rights to the Internet Gaming industry, an operational point of contact for the Company, and a unique privately branded web page for each program activated. The Company will incur and accept all internal marketing and sales costs, contract directly with its clients, collect all monies and point information and forward the information to Fennell, provide market requirements information to Fennell, conduct business in a highly professional manner, and appoint a dedicated sales resource to aggressively exploit this market opportunity.

                     GOVERNMENTAL REGULATION

The Company is presently in discussions with representatives of two casino-licensing authorities to provide marketing services and to develop a regulatory infrastructure in compliance with the Gaming Laws of these two jurisdictions. Revenue will be derived from providing a turnkey fully licensed Internet casino to potential operators willing to abide by the laws of these jurisdictions.

The legality of gaming on the Internet is uncertain at this time. The Company does not operate Internet casinos or Internet sports books. However, sales of our products and services depend on the continued international growth of Internet casinos. A number of U.S. federal and state statutes could be construed to prohibit gaming through use of the Internet. While we focus sales and marketing efforts in places that allow private network and interactive gaming, such as the Australian, Caribbean, African and American gaming markets, we are not sure that international, federal, state or local laws or regulatory procedures, including those which relate to the issue of jurisdiction over gaming on the Internet will not be expanded or imposed.

On November 19, 1999, the United States Senate passed S. 692 sponsored by Republican Jon Kyl of Arizona, called the Internet Gambling Prohibition Act. It would prohibit all Internet gambling sites from soliciting and collecting wagers from bettors in the United States. The companion bill in the House of Representatives (sponsored by Representative Bob Goodlatte (R-VA)) would ban some types of gaming on the Internet. The legislation, however, is still pending in the House of Representatives, and must face another vote in the Senate before it can become law.

If legislation prohibiting gaming on the Internet is enacted into law, that legislation could have a significant effect on the Company's operations. In such a case, Conet, Cyberluck and Global Cash, operating as wholly owned subsidiaries of the Company, might be forced to cease all marketing and promotional activities in the United States to ensure that no solicitation of United States citizens occurs. If such legislation prohibits United States citizens from gaming on the Internet, the Company may be expected to lose a significant portion of its online gaming customers.

In December 1999, the Company plans to establish sufficient operating liquidity form three outside sources:

  A  committed  investment of approximately  $175,000,  from  ZZG
  Holdings,

  A contracted liquidity management program with SBX Inc.,

  The equity market

In 2000, Management does not foresee the need for additional external liquidity programs other than the equity market. The Company plans to sustain liquidity through operations. As a services company, the Company will benefit from annuity revenues that will cover operational expenses, and current sales revenues that will fuel growth.

                      Year 2000 Compliance

The year 2000 risk is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

The Company has appointed a Year 2000 Committee who has performed an audit to assess the scope of the Company's risks and bring its applications into compliance. The Committee has completed its identification of applications that are not Year 2000 compliant, if any. In addition, the Company has asked its vendors about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. To date, the Company's assessment has determined that its key vendors are year 2000 compliant. The Company has minimal in-house Internet software and in almost all such cases such software was developed using commercial Internet software operating platforms of Microsoft which the Company believes are year 2K compliant. Notwithstanding the Company's Year 2000 compliance efforts, the failure of a material system or vendor, or the Internet generally, to be Year 2000 compliant could harm the operation of the Company's systems or have other unforeseen, material adverse consequences. The Company does not separately track the internal costs incurred for the Year2000 project, such costs are principally the related payroll costs for its information systems group. The Company's external expenditure to date in complying with the Year 2000 audit has been less than $1,000 and Management believes $3,000 will be needed to complete the Year 2000 compliance. However, no assurance can be given that all of the Company's third party systems are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or that the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

The Company is not currently aware of any significant year 2000 compliance problems relating to its software systems or those of Conet N.V., Global Cash N.V. or Cyberluck Curacao N.V. that would have a material and adverse effect on business, results of operations and financial condition. However, there can be no assurance that the Company will not discover year 2000 compliance problems in its proprietary software or other third party software that will require a substantial investment to correct. The Company's ability to fix such hardware or software on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse on the Company's business, results of operations and financial condition.

Although the Company continues to evaluate its software for possible year 2000 compliance issues, the Company believes that its software programs, both those developed internally and purchased from material outside vendors are already year 2000 compliant or will be by December 31, 1999. Therefore, the Company does not have a formal contingency plan for a major year 2000 problem. The Company's inability to locate or correct a significant year 2000 problem, if one exists, could result in an interruption in, or a failure of, certain normal business activities or operations. In addition, year 2000 problems may affect sub-systems of Conet N.V., Global Cash N.V. and Cyberluck Curacao N.V. such as the ability to provide hosting of casino gaming servers or processing of electronic commerce transactions. Any such failure could cause the Company's customers to seek alternate providers for online wagering. This could require the Company to incur significant unanticipated expenses to remedy and could divert the Company's management's time and attention, either of which could have a material and adverse effect on business, results of operation and financial condition.

                            Employees

The Company plans to continue its policy of outsourcing to independent contractors, whenever possible. Including employees acquired in the acquisitions, the Company will end the year at approximately six employees, with plans to grow (as revenue grow) in the year 2000, to approximately 20.

The Company currently has entered into a consulting agreement (the "Agreement") to retain Lugion Associates, Ltd. as an independent consultant to the Company. Lugion carries no professional licenses and will make itself available to consult with the board of directors, officers, employees, representatives and agents of the Company at reasonable times, concur on matters pertaining to the overall business and financial operations of the Company as well as the organization of the administrative staff of the Company, the fiscal policy of the Company, and in general, concerning any problem of importance concerning the business affairs of the Company. During the term of the Agreement, Lugion will not disclose, without the prior written consent or authorization of the Company, any of such information to any person for any reason or purpose whatsoever. The Company will provide 250,000 shares of the Company's common stock, 50,000 shares upon acceptance of the Agreement and 50,000 shares at the end of each quarter of the one year contract term.

The Company has also entered into a verbal consulting agreement with Cactus Consultants International, Inc. Under the terms of the agreement, which Management expects to complete in written form in the near future, Cactus Consultants will assist in financial management of the Company, act as a financial advisor for development of funding sources and alternatives for acquisitions (Cyberluck, Conet, Global Cash) and operations, manage the investor relations functions for the Company, develop and implement a coherent Corporate Investor Relations program and Corporate communications strategy, act as a strategic Executive Consultant to the CEO, conduct all business related to the Company. The Company will pay Cactus Consultants a monthly fee of $13,666. Due to the start-up nature of the Company, 549,000 shares were issued to Cactus Consultants in lieu of any cash compensation for 1999.

The Company entered into a one-year renewable (cancelable upon sixty-day notice) Independent Contractor Agreement with HopeCo Marketing to market the Company's E-Playersclub loyalty system. This contract is non-exclusive and provides payment to HopeCo for actual sales contracted for by the Company to which HopeCo is responsible for. HopeCo will receive a percentage of the set-up fees established by the Company for the E-Playersclub plus twenty-five percent of the fees earned by the Company for any active client brought to the Company by HopeCo. The Company is not responsible for the payment of any operating or marketing expenses incurred by HopeCo.

                          STOCK OPTIONS

The Company has instituted a stock option and restricted stock plan, which is available to selected directors, officers, Employees and Consultants of the Company (Participants). The term of each Option will be ten years from the date of grant or a shorter term as determined by the Stock Option Committee (the "Committee") except for an ISO granted to 10% shareholders, in which the term of the option will be five years. The exercise price will be determined by the Committee and will not to be less than 100% of the Fair Market Value of the Shares subject to the option on the date of grant.

The Restricted Stock would be granted to Participants for services rendered, at no additional cost to the Participants. The value of the services performed must, in the opinion of the Committee, equal or exceed the par value of the Restricted Stock to be granted. The terms, conditions and restrictions of the Restricted Stock will be determined by the Committee on the Date of Grant. On the date the Restriction Period terminates, ownership of the Restricted Stock will vest in the Participant.

                Trends, Events and Uncertainties

Although  all planned Internet market opportunities  continue  to
reflect   dramatic  growth  potential,  there   are   two   major
trends/events that provide potential uncertainty to the company.

Rapid Technology Change - The speed and power of business on the Internet is driven by ever changing technological advances. Small, undercapitalized companies cannot compete effectively over the strategic timeframe without an aggressive technology investment. To mitigate this situation, the Company has not and will not build an "in-house" technology staff, instead opting for strategic agreements with technology partners.

Internet Gaming Legal Issues - On November 19, 1999, the United States Senate passed S. 692 sponsored by Republican Jon Kyl of Arizona, called the Internet Gambling Prohibition Act. It would prohibit all Internet gambling sites from soliciting and collecting wagers from bettors in the United States. The companion bill in the House of Representatives (sponsored by Representative Bob Goodlatte (R-VA) would ban some types of gaming on the Internet.

The legislation, however, is still pending in the House of Representatives, and must face another vote in the Senate before it can become law. Neither proposal recognizes that such a ban would likely be impossible to enforce. Both bills demand that federal authorities identify the illegal sites and tell service providers such as America Online to block access. But operators of these sites could quickly change their addresses to remain accessible to U.S. gamblers, engaging law enforcement in a continuous game of cat and mouse. Compounding this problem, Internet users could never be prevented from accessing off-limit sites. Because the act does not criminalize betting, Internet users could still gamble legally. If their favorite sites were blocked by AOL, for example, they could simply route their browser's request through a foreign Internet server to reach them.

The Company supports regulation of the Internet gaming industry, but does not believe prohibition is enforceable. The company addresses this general concern in a number of ways:

     a.   The Company does not own Internet gaming operations.
     b. The Company serves the global (not USA) Internet gaming market, and any of its planned subsidiaries will only operate in fully regulated jurisdictions.
c. The Company is diversified, providing marketing and operational services to land, sea and Internet gaming environments.
d.   The Company provides non-gaming Internet services
e.   In 2000, the Company will offer business to consumer
"entertaining" e-commerce technology and services.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

            Plan of Operation for the Next 12 Months

In 2000 and beyond, Management does not foresee the need for additional external liquidity programs other than the equity market. The Company plans to sustain liquidity through operations. As a services company, the Company will benefit from annuity revenues that will cover operational expenses, and current sales revenues that will fuel growth.

The Company does plan several major phased marketing programs with required funds coming from operating funds.

After the close of the current acquisitions on December 15, 1999, no additional major purchases or sales are foreseen.

                      Key Success Elements:

  1. Company Strategy - Staying on message with our strategy, to ensure the Company captures "first-to-market" position, is critical to our strategic success. The Company is committed to interfacing to its market with operational excellence, high standards of professional ethics, and personal and organizational integrity in every business transaction.

  2. Focused Execution - Generating revenues and profits quickly to build value for our stockholders is the Company's primary operating goal. From September 14 through September 16, 1999, the Company attended the World Gaming Congress and Expo in Las Vegas, the world's largest gambling exhibition, where it presented the newly developed Avatar multi-player online gaming Software. Contacts made by CasinoBuilders.com during the congress in Las Vegas led to discussions and negotiations with potential new customers. CasinoBuilders.com entered into an agreement as a result of such discussions and negotiated to license its first Avatar multi-player gaming software to Asian Star Enterprises, Ltd. of Hong Kong for two-hundred sixty-five thousand seven-hundred dollars ($265,700). The Company has received an advance payment of sixty-five thousand seven hundred dollars ($65,700), and expects to deliver the completed software in December 1999. The balance of the payment due has been deferred until January 15, 2000.

  3. Leveraging Competitive Advantages - Taking advantage of the wealth of opportunities in the marketplace with the Company's innovative and exclusive capabilities as well as exclusive alliances will establish industry leadership and, most importantly, a sustainable strategic advantage in marketplace.

ITEM 3.   DESCRIPTION OF PROPERTY.

Prior to the name change on May 13, 1999, the Company neither owned nor leased any real property. The Company did have the use of a limited amount of office space from its Resident Agent, Incorp Services, Inc., at no cost to the Company. The Company paid its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying, and similar expenses. This was a verbal agreement between the Resident Agent and the Board of Directors. Neither Incorp Services, Inc. nor any of its officers or directors served as officers or directors of the Company, or were holders of 5% or more of the Company's common stock.

The corporate office is located at 2110 Vickers Drive, Suite 100, Colorado Springs, CO 80918. The Company utilizes an executive suite, which provides mailing and secretarial services to the Company on a month-to-month basis at $50.00 per month. The suite and services are also leased to other companies on the same basis.

The  Company's  client support offices located at  8756  -  122nd
Avenue NE, Kirkland, WA 98033. The Company leases this space on a month-to-month basis at $500.00 per month.

There are no contracts or lease agreements, except for monthly invoices for the offices or services rendered.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth each person known to the Company, as of November 29, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

a) Security Ownership of Certain Beneficial Owners



Title of   Name/Address               Shares            Percentage
Class      of Owner                   Beneficially      Ownership
                                      Owned
Common     Aristocrat Group A V V     2,416,667         13.93%
           Dominicanessenstraat
           22 PO Box 1256
           Oranjestad, Aruba
Common     Braderlux ARL              2,166,666         12.49%
           2nd Floor - Broadcasting
           House Rouge Bouillion
           St. Helier, Jersey JE43ZA
Common     Burgundy Holdings Ltd.     1,666,667         9.61%
           PO Box 8920
           Nassau, Bahamas
Common     Paul Andrew Ruppanner      1,336,247         7.70%
(See Note  2110 Vickers Drive, Suite
1)         100
           Colorado Spring, CO 80918
Common     Steven B. Randall          953,431           5.50%
(See Note  2110 Vickers Drive, Suite
1)         100
           Colorado Spring, CO 80918
Common     Dr. Claus Wagner-Bartak    100,000           0.58%
           4092 Lee Highway
           Arlington, VA 22207
Common     Cactus Consultants         549,000           3.16%
(See Note  International, Inc.
1)         6400 E. Jackrabbit Rd.
           Paradise Valley, AZ 85253
Common     ZZG Holdings, LLC          334,434           1.93%
(See Note
2)
Common     Total Ownership over 5%    9,523,112         54.90%
           and Directors and
           Officers as a group (3
           individuals)

Note 1: There is currently a Stock Option Agreement with the two officers of the Company, Paul Andrew Ruppanner and Steven B.
Randall, and with Cactus Consulting. Each is granted the right and option to purchase any or all of an aggregate of 2,000,000 shares of Class A Common Stock, vesting over a three year period from the date of hire, at the purchase price of $.35 (thirty-five cents) per share. These options are effective as of September 15, 1999 and expire December 31, 2009. To date, none of these options have been purchased, so the number of shares involved have not been reflected in the totals.

Note 2: Additionally, ZZG Holdings is the holder of the Company's convertible debentures. These are convertible into common stock upon the holder's demand. As of September 30, 1999, the Company had issued 334,434 shares for conversion of $150,000 of the debenture. If the remaining debenture was converted at a similar rate, ZZG Holdings would control a total of 1,337,736 shares or 7.00% of the then-outstanding shares.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
Paul Andy Ruppanner      59                President/Direc
2110 Vickers Drive,                        tor
Suite 100
Colorado Spring, CO
80918
Steven B. Randall        55                Secretary/Treasurer/Director
2110 Vickers Drive,
Suite 100
Colorado Spring, CO
80918
Dr. Claus Wagner-Bartak  62                Director
4092 Lee Highway
Arlington, VA 22207

Paul Andy Ruppanner; President

Paul Andy Ruppanner is the President and CEO. He has led organizations through critical startup, restructuring and product rollout. He has recruited high-performance focused and matrix teams. Mr. Ruppanner is also skilled in business process reengineering, competitive/risk analysis, financial planning, distribution channeling and budget administration.

EMPLOYMENT HISTORY

May 1998  to  May 1999 -Mr. Andy Ruppanner has served  as  VP  of
     Marketing & Sales at Command Software, Jupiter, FL, an Anti-
     Virus software developer

May 1997  to May 1998 - Mr. Ruppanner served as President/CEO  of
     SoftLock   Services,  Rochester,  NY,  a  software  solution
     company focused on content security on the Internet.

1996 to  May  1997 - Mr. Ruppanner was President/COO of HotOffice
     Technologies, Boca Raton, FL, the first Internet VPN.

1994 to 1996 - As Vice President/General Manager at Office Depot,
     Delray  Beach, FL, Mr. Ruppanner founded the Uptime Services
     Division

1992 to  1994  -  Mr.  Ruppanner  served  as  Vice  President  of
     Marketing at Technology Service Solutions (TSS), Valley Forge, PA, a $1.3 billion technology service and support company. As the co-founder of the company, he was selected to lead the development of a joint venture between KODAK and IBM.

1966 to 1992 - IBM Corporation, Armonk, NY,
     (1990 to 1992) - General Manager, IBM Consulting, Florida (1988 to 1990) - Area General Manager, Marketing/Service, Tampa, Florida
     (1985 to 1988) - Vice President of Business Development
     GBGI, New York
     (1983 to 1985) - Director of Operations, Atlanta
     (1966 to 1983) - Promoted from a number of management positions

EDUCATION

Emory University, Atlanta, GA
     Master of Business Administration

Bowling Green State University, Bowling Green, OH
     Bachelor of Arts degree in Business

Steven B. Randall; Secretary/Treasurer

Steven B. Randall is the Secretary/Treasurer. Mr. Randall has over 30 years of investment banking, e-commerce, marketing and regulatory experience encompassing traditional Internet casinos. He is experienced in direct marketing, direct mail advertising, database marketing, customer segmentation and targeted marketing programs. He has a strong business background in both public and private sectors, mergers and acquisitions, and leveraged buy-outs.

EMPLOYMENT HISTORY

As principal of his own marketing company, which was issued a Casino Service Industry License, Mr. Randall provided marketing services to major casinos in Atlantic City, NJ in July 1991.

1992 to 1999 - President, Direct Marketing Concepts, Inc. Great
     Neck, NY

1989 to 1992 -Executive Vice President, Direct Communications
     Group, Inc. Purchase, NY

1985 to  1989  -  Mr. Randall served as Co-Chairman  at  Advanced
     Information Marketing, Inc. (AIM), Purchase, NY, a pioneer database company.

1972 to 1989 - LaSalle Industries, Inc., Bronx, NY (Computer personalized direct mail marketing)
Vice President of Sales
Vice President of Finance
President

1984 to 1990 - Elected Mayor for three consecutive terms, Kensington, NY

1986 to   1990   -  Appointed  Police  Commissioner  for   Police
     Department, Kensington, NY

1986 to  1990 - Appointed Director for New York State North Shore
     Cable Television Commission

1985 to  1988  -  Appointed to Bronx County, NY Overall  Economic
     Development Commission by Bronx Borough President.

1987- 1992 Director, New York State Water Authority of Great Neck
     North

1992 to 1992 - Treasurer, New York State Water Authority of Great
Neck North

EDUCATION

American University, Washington, D.C.
     Bachelor of Arts in Public Relations, 1966

Stetson State College of Law, St. Petersburg, FL, 1966 - 1967

New York  Institute of Finance (completed certification  for  New
     York Stock Exchange), 1968

Dr. Claus Wagner-Bartak; Director

Listed in the Canadian Who's Who, Dr. Wagner-Bartak is an accomplished, internationally recognized scientist and business executive. He currently holds positions with B.A. Technologies as Director and Chief Operating Officer (previously President and
CEO), Energy Dynamics Inc. as President, and with Manco Information technology Inc. as Managing Director. In addition to multiple career executive positions in the business arena, Dr. Wagner-Bartak has received international recognition and acclaim for his scientific leadership. Personal achievement awards include the Engineering Medal of the Professional Engineering Association of Ontario, multiple awards from NASA including the hallmark Public Service Medal, and the prestigious Dauphin Award.

                        Other Management

Austin "Bud" Burrell; Chairman of the Advisory Board

Capitalizing on Mr. Burrell's extensive executive level experience in strategic planning, mergers and acquisitions and technology initiatives, Management, under his leadership plans to recruit additional Advisory Board members. Mr. Burrell has worked in an executive advisory role with many leading companies, such as: Dean Witter, Codercard, Shearson-Lehman, and Apollo Computers. As President of The Quantum Matrix Corp. (a Shearson-Lehman subsidiary) he led analysis of global, international, hedged, derivative and risk adjusted money manager investments as well as designing the Shearson Global Equity Return Indices. The combination of significant business and financial strategy experience qualifies Mr. Burrell to lead in the strategic role of Chairman of the Advisory Board.

There is no family relationship between any of the officers and directors of the Company.

                 Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

Paul A. Ruppanner and Steven B. Randall respectively have received 549,000 and 353,431 shares of the Company in lieu of any cash compensation for 1999. They both have agreed to act without salaried compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors or officers is accruing any compensation pursuant to any agreement with the Company.

Note: There is currently a stock option Agreement with the two officers of the Company, Paul Andrew Ruppanner and Steven B. Randall. Each is granted the right and option to purchase any or all of an aggregate of 2,000,000 shares of Class A Common Stock, vesting over a three year period from the date of hire, at the purchase price of $.35 (thirty-five cents) per share. These options are effective as of September 15, 1999 and expire December 31, 2009.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's common stock is quoted on the over-the-counter market in the United States under the symbol CSNO. It was formerly listed under the symbol MGIL.

                          Market Price

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate, which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                             Holders

There are 46 holders of the Company's Common Stock. On October 20, 1995, the Company issued 20,000 shares of its common stock to each of its three initial officers and directors. On July 3, 1996, the Company issued 1,000 shares each of its common stock to its three initial officers and directors. These were issued according to Rule 144. Between May 7, 1997 and May 15, 1997, the Company issued 100,000 shares of its common stock pursuant to Rule 504.

                            Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

On October 20, 1995, the Company issued 20,000 shares of it stock to each of its three initial officers and directors for a total cash consideration of $1,500.00. On July 3, 1996, the Company once again sold 1,000 shares of its stock to its three initial officers and directors for $1,099.98. Between May 7, 1997 and May 15, 1997, the Company sold 100,000 shares pursuant to Rule 504.

On March 3, 1998, the Company underwent a forward stock split on a 30:1 basis, increasing the issued and outstanding number of shares to 4,890,000. The Company also cancelled 1,890,000 shares of its common stock resulting in 3,000,000 shares of common stock issued and outstanding.

On May 13, 1999, the Company once again underwent a forward stock split on a 2:1 basis, resulting in 6,000,000 shares of its stock issued and outstanding. On May 28, 1999, the Company issued a total of 7,000,000 shares of stock for a total consideration of $100,000 to four companies and the two officers of the Company.

On August 30, 1999, the Company issued a total of 290,000 shares to two individuals for compensation for services rendered or to be rendered to the Company, which were issued in accordance with Rule 144.

On  September  28, 1999 and November 17,1999 the  Company  issued
125,000 of its shares to Team Lost Boy BV (Amsterdam, Holland) for the exclusive global marketing rights of their Avatar gaming platform software.

On October 11, 1999, the Company issued a total of 984,000 shares of its restricted stock to approximately 8 individuals and two companies for various services or acquisitions for the Company.

On November 4, 1999, the Company issued 350,000 shares to an individual under Rule 504. On November 17, 1999, the Company issued a total of 2,310,723 shares to 3 individuals and two entities for services or acquisitions on behalf of the Company. On November 21, 1999, the Company issued a total of 200,000 shares to two individuals. On November 29, 1999, the Company cancelled 700,476 shares of its stock and re-issued 453,431 shares to one individual.

In July, 1999, the Company issued a 1% Series A Senior Subordinated Convertible Redeemable Debenture in the amount of $600,000 to ZZG Holdings. During August 1999 and November 1999, the Company issued a total of 334,434 of its stock in exchange for conversion of $150,000 worth of the debentures.

With respect to the sales made, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $0.001 per share, of which 17,347,112 are issued and outstanding as of November 29, 1999. Of the shares issued and outstanding, a total of 10,662,678 are restricted pursuant to Rule 144. The shares are non-
assessable,  without  pre-emptive  rights,  and  do   not   carry
cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-
time,   from  funds  legally  available.  In  the  event   of   a
liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

The  Company  recently changed auditors from Barry  L.  Friedman,
P.C., to Feldman Sherb Horowitz & Co., P.C. when the Company changed its name on May 13, 1999. The Company had no disagreement with Mr. Friedman concerning his audit.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report  of Independent Auditors, Feldman Sherb Horowitz
            & Co. P.C. dated December 2, 1999.

          Balance Sheet as of December 31, 1998 and September 30,
            1999

          Statement of Operation for the years ended December 31,
            1998 and December 31, 1997, and Inception (August 23, 1995) to December 31, 1998, and the nine months ended September 30, 1999 and the nine months ended September 30, 1998, and Inception (August 23, 1995) to September 30, 1999.

          Statement of Stockholders' Equity

          Statement  of  Cash Flows for the years ended  December
            31, 1998 and December 31, 1997, and Inception (August 23, 1995) to December 31, 1998, and the nine months ended September 30, 1999 and the nine months ended September 30, 1998, and Inception (August 23,
            1995) to September 30, 1999.

          Notes to Financial Statements



                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CasinoBuilders.com, Inc.

     We   have   audited  the  accompanying  balance   sheet   of
Casinobuilder.Com, Inc. (A Development Stage Company) as of December 31, 1998, and the related statements of operations, changes in stockholders equity and cash flows for the years ended December 31, 1998 and 1997 and for the period from inception August 23, 1995 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casinobuilders.Com, Inc. as of December 31, 1998 and the results of its operations and cash flows for the years ended December 31, 1998 and 1997 and for the period from inception (August 23, 1995) to December 31, 1998 in conformity with generally accepted accounting principles.



                              /s/ Feldman Sherb Horowitz & Co.
                               P.C.
                               Certified Public Accountants

December 2, 1999
New York, New York

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS



                                   December 31,      September 30,
                                   1998              1999 (unaudited)
              ASSETS
CURRENT ASSETS - CASH              $2,853            $207,038
DEPOSIT ON ACQUISITION                               450,000
OTHER ASSETS;                      123               3,500
TOTAL ASSETS                       2,976             660,538
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
CURRENT LIABILITIES;
Accounts payable                    691               44,520
Deferred licensing revenues                           65,750
Debentures payable - Due July 2001                    524,000
COMMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY;
Common stock, $0.001 par value,     9,780             13,552
50,000,000 shares authorized;
9,780,000 and 13,552,330 issued
and outstanding
Additional paid-in Capital          17,820            190,463
Deficit accumulated in the          (25,315)          (177,747)
development stage
TOTAL STOCKHOLDERS' EQUITY         2,285             (26,268)
(DEFICIT)
TOTAL LIABILITIES AND              2,976             660,538
STOCKHOLDERS' EQUITY

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
                     STATEMENT OF OPERATIONS



                     Years Ended       Years Ended       Inception
                     December 31,      December 31,      (August 23,
                     1998              1997              1995) to
                                                         December 31,
                                                         1998
REVENUES
COSTS AND EXPENSES:
General, Selling and  10,802            12,592            25,315
Administrative
NET LOSS             (10,802)          (12,591)          (25,315)
BASIC AND DILUTED    (0.00)            (0.00)            (0.00)
LOSS PER COMMON
SHARE
WEIGHTED AVERAGE     9,780,000         9,780,000         6,585,000
COMMON SHARES
OUTSTANDING

See accompanying notes to financial statements & audit report

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
               STATEMENT OF OPERATIONS (continued)



                     Nine Months       Nine Months       Inception
                     Ended September   Ended September   (August 23,
                     30, 1999          30, 1998          1995) to
                                                         September 30,
                                                         1999
REVENUES
COSTS AND EXPENSES:
General, Selling and  249,641           7,764             274,956
Administrative
NET LOSS             (249,641)         (7,764)           (274,956)
BASIC AND DILUTED    (0.02)            (0.00)            (0.04)
LOSS PER COMMON
SHARE
WEIGHTED AVERAGE     10,895,890        9,780,000         7,376,800
COMMON SHARES
OUTSTANDING

See accompanying notes to financial statements & audit report

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY



                    Common Shares     Stock Amount      Additional paid-  Deficit           Total
                                                        in Capital        Accumulated in    Stockholders'
                                                                          the Development   Equity
                                                                          Stage
Balance, January 1, 3,780,000         $3,780            $(1,180)          $(1,922)          $
1997                                                                                        6
                                                                                            7
                                                                                            8
Issuance of shares  6,000,000         6,000             19,000                              25,000
for cash
Net loss                                                                  (12,591)          (12,591)
BALANCE, DECEMBER   9,780,000         9,780             17,820            (14,513)          13,987
31, 1998
Shares contributed  (3,780,000)       (3,780)           3,780
to treasury and
cancelled
Issuance of shares
for:
Cash                 7,000,000         7,000             93,000                              100,000
Services             415,000           415                                                   415
Conversion of        137,330           137               75,863                              76,000
debentures
Net loss                                                                  (152,432)         (152,432)
BALANCE, SEPTEMBER  13,552,330        $13,552           $190,463          $(177,747)        $(26,268)
30, 1999
(Unaudited)

See accompanying notes to financial statements & audit report.

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS



                              Year Ended        Year Ended Dec.   Inception (Aug.
                              Dec.31, 1998      31, 1997          23, 1995) to
                                                                  Dec. 31, 1998
Cash Flows from Operating
Activities:
Net Loss                       $(10,802)         $(12,591)         $(25,315)
Changes in Assets and
Liabilities:
Increase in deposit on
acquisition
Decrease (increase) in other  74                74                (123)
assets
Increase in accounts payable  100               241               691
Increase in deferred
licensing revenues
Total adjustments             174               315               568
NET CASH USED IN OPERATING    (10,628)          (12,276)          (24,747)
ACTIVITIES:
CASH FLOWS FROM FINANCING
ACTIVITIES:
Issuance of common stock                         25,000            27,600
Increase in debenture payable
NET CASH PROVIDED BY                            25,000            27,600
FINANCING ACTIVITIES
NET INCREASE (DECREASE) IN    (10,628)          12,724            2,853
CASH
Cash, Beginning of period     13,481            757
Cash, end of period           2,853             13,481            2,853
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
No cash payaments were made
for income taxes or interest
during each of the above the
periods
Noncash financing activities
Common stock issues for:
Conversion of debentures
Services

See accompanying notes to financial statements & audit report

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
               STATEMENT OF CASH FLOWS (continued)



                              Nine Months       Nine Months       Inception (Aug.
                              Ended Sept. 30,   Ended Sept. 30,   23, 1995) to
                              1999 (unaudited)  1998 (unaudited)  Sept. 30, 1999
                                                                  (unaudited)
Cash Flows from Operating
Activities:
Net Loss                       $(152,432)        $(7,764)          $(177,747)
Changes in Assets and
Liabilities:
Increase in deposit on        (450,000)                           (450,000)
acquisition
Decrease (increase) in other  (3,377)                             (3,500)
assets
Increase in accounts payable  44,244            100               44,520
Increase in deferred          65,750                              65,750
licensing revenues
Total adjustments             (343,383)         100               (343,230)
NET CASH USED IN OPERATING    (495,815)         (7,674)           (520,977)
ACTIVITIES:
CASH FLOWS FROM FINANCING
ACTIVITIES:
Issuance of common stock       100,000                             128,015
Increase in debenture payable  600,000                             600,000
NET CASH PROVIDED BY          700,000                             728,015
FINANCING ACTIVITIES
NET INCREASE (DECREASE) IN    204,185           (7,674)           207,038
CASH
Cash, Beginning of period     2,853             13,481
Cash, end of period           207,038           5,807             207,038
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
No cash payaments were made
for income taxes or interest
during each of the above the
periods
Common stock issues for:
Conversion of debentures      76,000                              76,000
Services                      415                                 415

See accompanying notes to financial statements & audit report

                    CASINOBUILDERS.COM, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
             YEARS ENDED DECEMBER 31, 1998 AND 1997

1.   THE COMPANY

          Casinobuilders.Com, Inc. (the "Company"), formerly known as Magic Lantern Group, Inc., was organized in Nevada in August 1995. The Company plans to provide consulting, marketing and operational services to clients offering electronic gaming entertainment through the Internet. The Company was in the development stage at September 30, 1999.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
b. Loss Per Share - Basic loss per share was computed using the weighted average number of shares of outstanding common stock.
Weighted average share and per share amounts werer restated to give retroactive effect to the stock splits occurring in March
1998 and May 1999. Diluted per share amounts when applicable also include the effect of dilutive common stock equivalents from the assumed exercise of options and conversion of debentures.
c. Revenue Recognition - Revenues are recognized over the term of the contracts on a straight-line basis.
d. Income Taxes - Income taxes are accounted for under Statement of Fianncial Accounting Standards No. 109, "Accounting for Income Taxes", which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.
e. Fair Value of Financial Instruments - The carrying amounts of the assets and liabilities reported in the balance sheet approximately their fair market value based on the short-term maturity of these instruments.
f. Stock-Based Compensation - The company accounts for stakc transactions in accordance with APB No. 25, "Accounting for Stock
Issued to Employees". In accordance with statement of Financial
Accounting Standards No. 123 ("SFAS 123"). "Accounting for Stock-
Based Compensation", the Company adopted the pro forma disclosure requirement of SFAS 123.

3.   DEPOSIT ON ACQUISITION

          On  October  31,  1999,  the Company  entered  into  an
     agreement with Futurenet Holdings Ltd. ("Futurenet") to acquire all of the outstanding shares of Cyberluck, Curacao N.V., Conet N.V. and Global Cash N.V. for $1,700,000. The acquisition, if consummated, would provide the Company with a Netherlands Antilles exclusive master license to operate Internet gaming casinos in addition to certain computer equipment and software adapted for such purpose. The purchase price was payable in installments due as follows:
     $620,000  - October 31, 1999; $350,000 - December  1,  1999;
     $600,000  - February 29, 2000; $100,000 - July 1, 2000.  The
     initial payment of $650,000 is non-refundable. The Company made the initiall payment of $650,000 but was unable to make the scheduled payemnt of $350,000 on December 1, 1999. The Company has negotiated an extension to January 20, 2000 for the payment of $350,000. At the present time, the Company does not have sufficient funds by such date. If the Company fails to make the payment on or before January 20, 2000, the Company will lose the right to make the acquisition and will forfeit the $650,000 initial payment.

4.   DEBENTURES PAYABLE

          In July 1999, the Company issued Series A Convertible Debentures in the amount of $600,000. The debentures are payable with interest at one percent per annum commencing August 1999 and are due in full on July 16, 2001. The debentures are convertible at any time into common stock at 75 percent of the closing bid price, quoted on the day preceding the conversion date, as reported by the NASD "OTC-Bulletin Board". Interest is accrued monthly and converted into common shares as determined by the agreement. The Company issued 137,330 shares of common stock upon conversion of $76,000 of debentures through September 30, 1999. Debentures payable were included in the financial statements, at September 30, 1999, net of unamortized beneficial conversion feature of $153,000.

5.   DEFERRED LICENSING REVENUES

          On September 15, 1999, the Company signed a contract to license a Turn-Key Internet Casino for a term of three years expiring in September 2002. The agreement calls for an initial payment of $65,750 upon signing of the contract and $200,000 within 120 days thereafter. The contract calls for the licensee to pay monthly license fees of 20 percent of the gross gaming revenues as defined in the agreement in addition to monthly service fees of $13,000 over the term of the agreement. Monthly fee payments will commence with the inception of operations.

6.   LEASES

          The Company was inactive during 1998 and 1997 and accordingly incurred no rent expense in those years.

7.   STOCK SPLIT

          On March 3, 1998, the Company underwent a forward stock split on a 30:1 basis. On May 13, 1999, the Company once again underwent a forward stock split on a 2:1 basis. All share and per-share amounts in the accompanying financial statements have been restated to give retroactive effect to the stock split.

8.   STOCK OPTIONS

     On September 15, 1999, the Company instituted a stock option
and   restricted  stock  plan  which  is  available  to  selected directors,  officers, employees and consultants  of  the  Company
("Participants").

     The term of each option will be ten years from the date of grant or a shorter term as determined by the Stock Option
Committee (the "Committee") except for a grant to a 10% shareholder, in which the term will be five years. The exercise price will be determined by the Committee and will not be less than 100% of the fair market value of the shares subject to the option on the date of grant.

     The restricted stock would be granted to Participants for services rendered at no additional cost to the Participants. The value of the services performed must equal or exceed the par value of the restricted stock to be granted. The terms, conditions and restrictions of the stock will be determined by the committee on the date of grant. On the date the restriction period terminates, the restricted stock will vest in the Participant.

     On  September  15,  1999,  the board  of  directors  granted
Messrs. Ruppanner and Randall, both officers of the Company options to purchase up to 2,000,000 shares of common stock with vesting over a three-year period from the date of hire, at the purchase price of $.35 per share. These options are effective as of September 15, 1999 and expire December 31, 2009. The aforementioned 2,000,000 options granted were the only outstanding options at September 30, 1999.

     Pro forma information regarding net loss and loss per share is presented below as if the Company had accounted for its employee stock options under the fair value method of SFAS 123; such pro forma information is not necessarily representative of the effects on reported net income for future years due to, among other things: (1) the vesting period of the stock options and the
(2) fair value of additional stock options in future years.

     Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123, the Company's net loss for the period ended September 30, 1999 would have been approximately ($635,951) or ($0.06) per share. The weighted average fair value o the options granted during the period ended September 30, 1999 are estimated as $0.17 on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the period ended September 30, 1999: expected dividend yield of 0%, expected volatility of 50%, risk free interest rate of .057%, and estimated life of ten years.

INCOME TAXES

     The  following  is  a  reconciliation of  income  taxes  and amounts  computed using the U.S. Federal statutory rate  and  the
effective  tax rate for the years ended December  31,  1998   and
1997:

                                       1998              1997
     Pre-tax loss                      $ (10,802)        $
                                                         (12,591
                                                         )
     Tax benefit at Federal statutory  (3,800)           (4,400)
     rate (35%)
     Tax benefit not recognized            3,800            4,400
     Taxes per financial statements    $                 $
                                       -                 -

     The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this standard, the Company records as an asset its net operating loss carryforward ("NOL") based upon current tax returns, and establishes a valuation allowance to the extent of any NOL which will not be utilized in the foreseeable future. At this time, the Company can not reliably predict future profitability.
Accordingly, the deferred tax asset has been reduced in its entirety by the valuation allowance. As of December 31, 1998, the Company had net operating loss carry forwards of approximately $25,000 expiring variously through 2014.

     A significant portion of these carry forwards may be subject to limitations on annual utilization due to "equity structure shifts" or owner shifts" involving "5 percent stockholders" (as defined in the Internal Revenue Code), which resulted in more than a 50% change in ownership.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws

          10. Material Contracts

                1.   Agreement with Futurenet Holdings
                2.   Employee Stock Option Agreement (P.A. Ruppanner)
                3.   Employment Agreement (Steven Randall)
                4.   Employment Agreement (P.A. Ruppanner)
                5.   Letter of Intent (Fennell)
                6.   Consulting Agreement (Lugion)
                7.   Software and License Agreement (The Home Bingo Network)

          16. Letter re change in certifying accountant

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           CasinoBuilders.com, Inc.



                           By: /s/ Steve Randall
                              Steven Randall,
                              Secretary/Treasurer